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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

AUSTINS STEAKS & SALOON, INC. (Name of Issuer)
COMMON STOCK, $.01 PAR VALUE PER SHARE (Title of Class of Securities)
052482205 (CUSIP Number)
Titus W. Greene 2109 Windermere Lane Shelby, NC 28150 Telephone: 704-481-8800	Thomas M. Hontzas 3853 Sleepy Hollow Jackson, MS 39211 Telephone: 601-981-1130	Charles W. Mantooth 147 Walden Court Danville, VA 24541 Telephone: 434-792-4000	G. Thomas Cliett 933 Mashie Lane Rocky Mount, NC 27804 Telephone: 252-446-9750
(Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications)

Copy to: Charles R. Monroe, Jr., Esq. Hunton & Williams Bank of America Plaza, Suite 3500 101 South Tryon Street Charlotte, North Carolina 28280
September 27, 2002 (Date of Event Which Requires Filing of This Statement)

        If any filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or or 13d-1(g), check the following box ☒.

CUSIP No. 052482205	13D	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Titus W. Greene

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7.	SOLE VOTING POWER 2,000,000*
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 2,000,000*
PERSON WITH
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%

14.	TYPE OF REPORTING PERSON IN

*
Of these 2,000,000 shares, 1,434,500 shares are held in the name of Titus Greene & Co. Ltd. Partnership (the "Partnership"), of which Mr. Greene is the sole General Partner. Mr. Greene has sole voting and dispositive power over the shares held by the Partnership.

CUSIP No. 052482205	13D	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
G. Thomas Cliett

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7.	SOLE VOTING POWER 416,036
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 416,036
PERSON WITH
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 416,036

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%

14.	TYPE OF REPORTING PERSON IN

CUSIP No. 052482205	13D	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Charles W. Mantooth

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7.	SOLE VOTING POWER 335,000
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 335,000
PERSON WITH
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%

14.	TYPE OF REPORTING PERSON IN

CUSIP No. 052482205	13D	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas M. Hontzas

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7.	SOLE VOTING POWER 125,152
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 125,152
PERSON WITH
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,152

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%

14.	TYPE OF REPORTING PERSON IN

        This Amendment No. 4 amends and supplements the original Statement on Schedule 13D filed jointly on July 25, 2002, as amended by Amendments No. 1, No. 2, and No. 3 filed on August 7, 2002, September 4, 2002, and September 9, 2002, respectively (collectively, the "Original Schedule 13D"), by Titus W. Greene ("Mr. Greene"), Thomas M. Hontzas ("Mr. Hontzas"), G. Thomas Cliett ("Mr. Cliett") and Charles W. Mantooth ("Mr. Mantooth" and together with Messrs. Greene, Hontzas and Cliett, the "Reporting Persons") to report the beneficial ownership of shares of common stock, $.01 par value per share (the "Common Stock"), of Austins Steaks & Saloon, Inc., a Delaware corporation (the "Issuer"). Collectively, the Reporting Persons beneficially own 2,876,188 shares of Common Stock, representing 23.6% of the outstanding shares of the Issuer.

        The Reporting Persons are filing this Amendment to update certain information with respect to the Reporting Persons' purposes and intentions as reported in the Original Schedule 13D. Unless otherwise stated, the information set forth in the Original Schedule 13D remains accurate in all material respects.

        The Reporting Persons believe that they have substantially accomplished the previously stated goals of their group. Accordingly, effective October 1, 2002, the Reporting Persons have agreed to disband their group and will no longer operate as a group in furtherance of any purpose set forth under Item 4 of Schedule 13D (although they reserve the right to reconstitute the group and pursue such or other purposes in the future, as they may deem necessary).

        Each Reporting Person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the Reporting Person except as follows: Mr. Hontzas is the beneficial owner of 109,376 shares held in street name on his behalf and Mr. Mantooth is the beneficial owner of 335,000 shares held in street name on his behalf. The filing of this statement shall not be deemed to be an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement other than the shares owned of record by the Reporting Person, except that Mr. Hontzas is the beneficial owner of the 109,376 shares held in street name on his behalf and Mr. Mantooth is the beneficial owner of the 335,000 shares held in street name on his behalf.

        Unless otherwise indicated, the responses to each item below are applicable to and incorporated by reference into the response of each Reporting Person.

        Item 4—Purpose of Transaction and Item 6—Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

        Item 4 and Item 6 of the Original Schedule 13D are hereby amended and supplemented as follows:

        On September 27, 2002, the Reporting Persons, the Issuer and the members of the Board of Directors of the Issuer, in their individual capacities, entered into a Settlement Agreement with respect to certain matters relating primarily to the composition of the Board of Directors and senior management of the Issuer. The Settlement Agreement is included as an exhibit hereto and was attached as an Exhibit to a Form 8-K by the Issuer filed on September 27, 2002. A press release regarding this matter was issued jointly on September 27, 2002.

        The Settlement Agreement provides for the Board of Directors of the Issuer to be expanded from nine to eleven members. Victor F. Foti and Ronald G. Stancill volunteered to and resigned from the Board, and the remaining Board members elected four nominees of the Reporting Persons. The new directors are Titus W. Greene, Thomas M. Hontzas, Jesse M. Harrington III, and Pat Vezertzis. J. Carson Quarles, the Chairman of the Board, tendered his resignation as Chairman, and a new chairman will be selected by the new eleven-person Board. Mr. Quarles will retire from the Board of Directors at the time of the 2003 annual meeting of stockholders and no later than June 30, 2003, and the Reporting Persons have the right to select his successor. Mr. Foti will continue as President and

Page 6 of 9 Pages

Chief Executive Officer of the Issuer but will retire upon the earlier of the 2003 annual meeting and June 30, 2003. The audit committee, the compensation committee, the nominating committee and the executive committee of the Board will be reconstituted by the new Board.

        The Settlement Agreement provides for the makeup of the Board to remain with five members selected by the Reporting Persons and six members selected by the other Board members through the 2004 annual meeting. The new Board of Directors, by a two-thirds vote (8 of 11 members) may select the entire slate of nominees for the 2003 and 2004 annual meetings and thereby override the 6 to 5 balance. The current proxy/consent contest will stop and none of the parties will participate in a proxy/consent contest through the 2004 annual meeting of stockholders.

        The litigation initiated by the Issuer in federal district court in Roanoke, Virginia against the Reporting Persons, as well as a lawsuit filed by Mr. Foti against Titus W. Greene in the same court will be dismissed with prejudice. The Issuer agreed to reimburse the Reporting Persons for $125,000 of their legal fees and expenses. In addition, the Reporting Persons have the right to submit to a vote of stockholders at the next annual meeting reimbursement of the balance of their costs, including legal fees and related expenses.

        There is no assurance that efforts of the Reporting Persons or the execution or implementation of the Settlement Agreement will result in enhanced stockholder value.

        The Reporting Persons believe that they have substantially accomplished the previously stated goals of their group. Accordingly, effective October 1, 2002, the Reporting Persons have agreed to disband their group and will no longer operate as a group in furtherance of any purpose set forth under Item 4 of Schedule 13D (although they reserve the right to reconstitute the group in order to pursue such or other purposes in the future, as they may deem necessary).

Page 7 of 9 Pages

Item 7. Material to be Filed as Exhibits.

        In addition to the exhibits to the Original Schedule 13D, the following additional documents are filed as exhibits hereto and are incorporated herein by reference:

Exhibit No.	Exhibit Description
99.8	Settlement Agreement dated September 27, 2002, among the Issuer, the members of the Board of Directors of the Issuer, in their individual capacities, and the Reporting Persons (incorporated by reference to Exhibit 99.2 of the Issuer's Form 8-K filed on September 27, 2002).
99.9	Joint Press Release of the Issuer and the Reporting Persons dated September 27, 2002 (incorporated by reference to Exhibit 99.1 of the Issuer's Form 8-K filed on September 27, 2002).

Page 8 of 9 Pages

SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2002	/s/ TITUS W. GREENE Titus W. Greene
Date: September 30, 2002	/s/ G. THOMAS CLIETT G. Thomas Cliett
Date: September 30, 2002	/s/ CHARLES W. MANTOOTH Charles W. Mantooth
Date: September 30, 2002	/s/ THOMAS M. HONTZAS Thomas M. Hontzas

Page 9 of 9 Pages

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SIGNATURES